UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2021
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2021.

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2021.

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Executive Vice President & Chief Financial Officer
Date: April 28, 2021

North American Construction Group Ltd.

2021 FIRST QUARTER REPORT

For the three months ended March 31, 2021

DEERE
450D

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
When you operate large hydraulic equipment in the bitter cold weather of January and February, you first start and warm up the engine and then you “exercise” the hydraulic components before going into full-on production. In our first quarter of the year, NACG showed we are likewise warmed up, limber and on track to achieve full and growing production. With pandemic protocols in place and our commitment to continuous improvements in health, safety, and sustainability firmly established, we eagerly pursue our corporate strategy and continue to show positive progress and results. Looking at the first quarter with a view forward to the rest of the year;
•The bid pipeline is robust and we are optimistic about recent submittals and potential Q2 awards both in oil sands and other resource and geographic markets;
•Our project work on the Ontario gold mine ramped up as expected in Q1 and will hit peak production during the upcoming summer construction season;
•Fleet utilization continues to trend upward and achieved 66% in Q1 2021, nicely up from 58% in Q4 2020;
•As a key indicator of our growing indigenous partnerships, revenue from these partnerships increased by 52% in Q1 2021 when compared to Q1 2020;
•Early site works have commenced for the expansion of our Acheson heavy equipment maintenance facility; and
•We have recently commissioned a fleet telematics program, with the first 200 units to be installed in 2021, that will provide tangible operations, maintenance, and environmental benefits.
We were pleased with Q1 performance and have increased our full year outlook. Our updated 2021 EBITDA range of $180 to $210 million reflects a modest increase based on our Q1 performance but does not include any potential step-change type awards of diversified work.
Our sustaining capital range of $95 to $105 million now includes the aforementioned telematics program as well as some additional smaller single-life assets purchased in Q1 due to favourable financing terms. The telematics program has an expected payback of less than two years and is the largest fleet technology investment we have ever made. Telematics will initially provide real-time feedback on machine health and operation with longer term plans to expand into machine learning and artificial intelligence as we get more data and analytics.
Last but certainly not least, we commenced a normal course issuer bid this month in light of what we believe to be the continued undervaluation of our share price. We believe our results and continued positive progress against our strategy will create shareholder value and have provided an outlook for increased capital allocation flexibility toward share purchases while still maintaining the ability for meaningful debt reduction.

Joseph Lambert
President & Chief Executive Officer
April 28, 2021

i

Management’s Discussion and Analysis
For the three months ended March 31, 2021
April 28, 2021
The following Management’s Discussion and Analysis ("MD&A") is as of April 28, 2021 and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2021, the audited consolidated financial statements and notes that follow for the year ended December 31, 2020 and our annual MD&A for the year ended December 31, 2020.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis March 31, 2021	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 1 highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	March 31,
	2021	2020	Change
Revenue	$168,408	$198,817	$(30,409)

Gross profit	32,063	34,651	(2,588)
Gross profit margin	19.0%	17.4%	1.6%

Operating income	22,925	32,307	(9,382)

Adjusted EBITDA(i)	61,138	59,933	1,205
Adjusted EBITDA margin(i)	36.3%	30.1%	6.2%

Net income and comprehensive income	19,386	19,035	351
Adjusted net earnings(i)	18,531	18,016	515

Cash provided by operating activities	41,938	48,935	(6,997)
Cash provided by operating activities prior to change in working capital(i)	60,413	54,463	5,950

Free cash flow(i)	5,484	9,427	(3,943)

Purchase of PPE	29,189	41,367	(12,178)
Sustaining capital additions(i)	42,511	38,065	4,446
Growth capital additions(i)	—	28,743	(28,743)

Basic net income per share	$0.68	$0.74	$(0.06)
Adjusted EPS(i)	$0.65	$0.70	$(0.05)
(i)See "Non-GAAP Financial Measures".

Our overall performance continues to be affected by the impacts of the COVID-19 pandemic and the various risk mitigation measures that both we and our customers have implemented in response, with revenue, gross profit, operating income and free cash flow slightly down in Q1 2021 as compared to Q1 2020. However, we continue to see an upward trend in demand for our services over the past several quarters. This trend is reflected in revenue of $168.4 million in Q1 2021, which was a 23% increase from Q4 2020, continuing a trend of quarterly increases of 45% and 33%, in Q4 2020 and Q3 2020, respectively, from the low experienced in Q2 2020. This demand trend is reflected in productive operating hours from our heavy equipment fleet which were up 14% in Q1 2021 compared to Q4 2020.
While certain of the cost reduction programs we implemented in response to the COVID-19 pandemic were scaled back over 2020, we have maintained our culture of cost discipline and have continued our halt on discretionary and non-essential spending. This has resulted in reductions of direct general and administrative expenses on a year over year basis (excluding stock-based compensation) in both absolute and percentage terms. This expense was $7.0 million in Q1 2021, equivalent to 4.2% of revenue, down from $9.1 million, equivalent to 4.6% of revenue, in Q1 2020. Our cost reductions, operational efficiencies and the benefit of CEWS have all contributed to gross profit margins, adjusted EBITDA, adjusted EBITDA margins and adjusted net earnings that were higher in Q1 2021 than in Q1 2020.
While not consolidated in our revenue, the Nuna Group of Companies ("Nuna"), in which we have a 49% ownership interest, achieved a record first quarter which has historically been a slow quarter for Nuna. Our share of Nuna's revenue, which is consolidated in equity earnings, was $25.2 million this quarter compared to $10.4 million in Q1 2020. This step change in revenue correlates to the increase in operating hours on the equipment and was due to the ramp-up of work being completed by the joint venture owned by Nuna and North American at a gold mine project in Northern Ontario.
For clarity and reference, Q1 2021 results include $5.8 million of salary and wage subsidies from the Canada Emergency Wage Subsidy ("CEWS") program which provides partial reimbursement for wages paid to employees.

Management's Discussion and Analysis March 31, 2021	M-2	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Normal course issuer bid
Subsequent to period end, on April 6, 2021, we announced our intention to commence a Normal Course Issuer Bid ("NCIB") to purchase, for cancellation, up to 2,000,000 of our voting common shares, representing 9.7% of our public float and 6.7% of our issued and outstanding voting common shares as of April 6, 2021. As at April 5, 2021, we had 29,949,528 voting common shares issued and outstanding. To comply with applicable securities laws, no more than 1,497,476 voting common shares will be purchased on the New York Stock Exchange ("NYSE") or alternative trading systems. The NCIB commenced on April 9, 2021 and will terminate no later than April 8, 2022.
Inaugural sustainability report
On February 2, 2021, we released our 2021 sustainability report. This inaugural report provides the structured framework for environmental, social, and governance initiatives moving forward. Future reports will be issued around the same time each year and will allow stakeholders to track our progress in a variety of business areas and community programs. The 2021 Sustainability Report is available on the Canadian Securities Administrators' SEDAR system at www.sedar.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca/social-responsibility.
FINANCIAL HIGHLIGHTS
Three months ended March 2021 results

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2021	2020	Change
Revenue	$168,408	$198,817	$(30,409)
Project costs	50,162	60,117	(9,955)
Equipment costs	54,985	71,741	(16,756)
Depreciation	31,198	32,308	(1,110)
Gross profit(i)	$32,063	$34,651	$(2,588)
Gross profit margin(i)	19.0%	17.4%	1.6%
General and administrative expenses (excluding stock-based compensation)	7,022	9,050	(2,028)
Stock-based compensation expense (benefit)	2,374	(6,863)	9,237
Operating income	22,925	32,307	(9,382)
Interest expense, net	4,542	5,528	(986)
Net income and comprehensive income	19,386	19,035	351

Adjusted EBITDA(i)	61,138	59,933	1,205
Adjusted EBITDA margin(i)	36.3%	30.1%	6.2%

Per share information
Basic net income per share	$0.68	$0.74	$(0.06)
Diluted net income per share	$0.62	$0.67	$(0.05)
Adjusted EPS(i)	$0.65	$0.70	$(0.05)
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2021	M-3	North American Construction Group Ltd.

A reconciliation of net income and comprehensive income to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Net income and comprehensive income	$19,386	$19,035
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(258)	157
Stock-based compensation expense (benefit)	2,374	(6,863)
Net realized and unrealized (gain) loss on derivative financial instruments	(2,484)	2,210
Write-down on assets held for sale	—	1,800
Tax effect of the above items	(487)	1,677
Adjusted net earnings(i)	18,531	18,016
Adjustments:
Tax effect of the above items	487	(1,677)
Interest expense, net	4,542	5,528
Income tax expense	4,950	5,994
Equity earnings in affiliates and joint ventures(i)	(3,469)	(460)
Equity investment EBIT(i)	3,568	560
Adjusted EBIT(i)	28,609	27,961
Adjustments:
Depreciation and amortization	31,078	32,750
Write-down on assets held for sale	—	(1,800)
Equity investment depreciation and amortization(i)	1,451	1,022
Adjusted EBITDA(i)	$61,138	$59,933
(i)See "Non-GAAP Financial Measures".

A reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Equity earnings in affiliates and joint ventures	$3,469	$460
Adjustments:
Interest expense, net	78	52
Income tax expense	74	48
Gain on disposal of property, plant and equipment	(53)	—
Equity investment EBIT(i)	$3,568	$560
(i)See "Non-GAAP Financial Measures".
Analysis of three months ended March 31, 2021 results
Revenue
For the three months ended March 31, 2021, revenue was $168.4 million, down from $198.8 million in the same period last year. The suspension of work at the Fort Hills mine caused the most noticeable variance in revenue as it was a significant driver of Q1 2020 performance. Our external maintenance offering also experienced a noticeable decrease from a timing perspective as the prior year included revenue for the completion and delivery of several dozer track frames. These decreases were mostly offset by additional reclamation volumes at the Aurora mine, the ramp-up of overburden and ditch construction work awarded in Q4 2020 at the Kearl mine and increased demand for equipment rental support at the Millennium mine. Additionally contributing to the quarter was revenue generated from operations support contract at a coal mine in southern Texas and higher volumes of civil construction services at the Mildred Lake mine.
Gross profit
For the three months ended March 31, 2021, gross profit was $32.1 million with a 19.0% gross profit margin, down slightly from gross profit of $34.7 million, but up from a 17.4% gross profit margin in the same period last year. The lower gross profit amount in the current period was driven by the volume reduction in site activity due to the

Management's Discussion and Analysis March 31, 2021	M-4	North American Construction Group Ltd.

continued impacts of the COVID-19 pandemic coupled with the impact of the Fort Hills suspension in March 2020. The gross profit margin achieved was the result of strong operational execution and our disciplined cost constraints during these customer-imposed reductions. Our operations support services for the coal mines in Texas and Wyoming also positively impacted the margin in the quarter given the nature of those contracts. These increases were partially offset by the reduction of activity on our winter works program at the Mildred Lake mine, as our heavy equipment fleet remained focused on overburden removal work in Q1 2021.
For the three months ended March 31, 2021, depreciation was $31.2 million, or 18.5% of revenue, down from $32.3 million, or 16.3% of revenue, in the same period last year. The increased depreciation percentage in the current quarter is largely related to increased idle time due to a combination of extremely cold weather in February, haul road conditions and unplanned maintenance. For reference, idle time as a percentage of overall equipment hours was 24% in Q1 2021 versus 17% in Q1 2020. Depreciation as a percentage of revenue is also being impacted by our increasing ultra-class fleet which consists of haul trucks with load capacities greater than 320 tonnes. We have been strategically investing in these haul trucks over the past two years via equipment rebuilds and major component overhauls. These investments result in increases to depreciable costs which consequently drive higher depreciation as a percentage of revenue.
Operating income
For the three months ended March 31, 2021, we recorded operating income of $22.9 million, a decrease of $9.4 million from the $32.3 million for the same period last year. General and administrative expense, excluding stock-based compensation expense, was $7.0 million (or 4.2% of revenue) for the quarter, lower than the $9.1 million (or 4.6% of revenue) in the prior year. Stock-based compensation expense increased by $9.2 million compared to the prior year due to the impact of the fluctuating share price on the carrying value of our liability classified award plans. The year-over-year decrease in general and administrative expense is due to a combination of cost control initiatives, the complete halt of all discretionary and non-essential spending and $0.3 million of salary and wage subsidies under the CEWS program. In Q1, we received subsidies of $5.8 million, presented as reductions in project costs, equipment costs and general and administrative expenses of $3.8 million, $1.7 million and $0.3 million, respectively.
Non-operating income and expense

	Three months ended
	March 31,
(dollars in thousands)	2021	2020	Change
Interest expense
Credit Facility	$1,908	$2,640	$(732)
Convertible debentures	678	1,213	(535)
Finance lease obligations	627	858	(231)
Mortgages	244	257	(13)
Promissory notes	107	193	(86)
Financing obligations	380	125	255
Amortization of deferred financing costs	206	266	(60)
Interest expense	$4,150	$5,552	$(1,402)
Other interest expense (income)	392	(24)	416
Total interest expense, net	$4,542	$5,528	$(986)
Equity earnings in affiliates and joint ventures	(3,469)	(460)	(3,009)
Net realized and unrealized (gain) loss on derivative financial instruments	(2,484)	2,210	(4,694)
Income tax expense	4,950	5,994	(1,044)
Total interest expense was $4.5 million during the three months ended March 31, 2021, a decrease from $5.5 million in the prior year. The decrease can be attributed to the combination of reduced interest rates on our Credit Facility, the April 6, 2020 redemption of our 5.50% convertible debentures and settlement of certain promissory notes last year.
Cash related interest expense for the three months ended March 31, 2021, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million, was $4.3 million and represents an average cost of debt of 4.0% when factoring in the Credit Facility balances during the quarter (compared to 4.5% three months ended March 31, 2020).

Management's Discussion and Analysis March 31, 2021	M-5	North American Construction Group Ltd.

Equity earnings in affiliates and joint ventures was generated by the Nuna Group of Companies and various other joint ventures accounted for using the equity method. Earnings of $3.5 million for the three months ended March 31, 2021 are up from $0.5 million in the same period last year, primarily due to the activity at the gold mine in northern Ontario.
Net realized and unrealized gain on derivative financial instruments related to our swap agreements entered during the three months ended was $2.5 million. We recognized a realized gain of $6.2 million and an unrealized gain of $0.6 million (unrealized gain at December 31, 2020 of $4.3 million) on this agreement based on the difference between the par value of the converted shares and the market price of our shares at March 31, 2021. This swap agreement is expected to mature in June 2021.
We recorded deferred income tax expense of $5.0 million and $6.0 million for the three months ended March 31, 2021 and 2020, respectively. The current year amounts are lower mainly due to the reduced Alberta corporate tax rate.
Net income and comprehensive income
For the three months ended March 31, 2021, we recorded $19.4 million of net income and comprehensive income (basic net income per share of $0.68 and diluted net income per share of $0.62), compared to $19.0 million net income and comprehensive income (basic net income per share of $0.74 and diluted net income per share of $0.67) recorded for the same period last year.
The table below provides the calculation of our adjusted EPS:

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Net income and comprehensive income	19,386	19,035

Adjusted net earnings(i)	$18,531	$18,016

Weighted-average number of common shares	28,328,560	25,600,632
Weighted-average number of diluted common shares	32,360,875	33,266,322

Basic net income per share	$0.68	$0.74
Diluted net income per share	$0.62	$0.67
Adjusted EPS(i)	$0.65	$0.70
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Revenue	$168.4	$136.8	$94.0	$70.8	$198.8	$189.5	$166.3	$176.9
Gross profit(i)	32.1	23.3	15.4	21.1	34.7	25.1	18.3	23.5
Adjusted EBITDA(i)	61.1	46.2	37.1	31.9	59.9	47.8	37.2	37.1
Net income and comprehensive income	19.4	10.0	6.8	13.3	19.0	8.2	7.6	13.9
Basic net income per share(ii)	$0.68	$0.34	$0.23	$0.46	$0.74	$0.32	$0.29	$0.55
Diluted net income per share(ii)	$0.62	$0.32	$0.22	$0.42	$0.67	$0.28	$0.26	$0.45
Adjusted EPS(i)(ii)	$0.65	$0.36	$0.26	$0.45	$0.70	$0.38	$0.41	$0.43

Cash dividend per share(iii)	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.02
(i)See "Non-GAAP Financial Measures".
(iii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Highlights” in our annual MD&A for the year ended December 31, 2020.

Management's Discussion and Analysis March 31, 2021	M-6	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position
As at March 31, 2021, we had $31.7 million in cash and $119.1 million unused borrowing availability on the Credit Facility for a total liquidity of $150.8 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at March 31, 2021, our total available capital liquidity was $164.8 million (defined as total liquidity plus unused finance lease borrowing availability under our Credit Facility) given that we have $14.0 million in unused finance lease borrowing availability. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations.

(dollars in thousands)	March 31, 2021	December 31, 2020	Change
Cash	$31,733	$43,915	$(12,182)
Working capital assets
Accounts receivable	$65,266	$36,373	$28,893
Contract assets	5,609	7,034	(1,425)
Inventories	21,735	19,174	2,561
Contract costs	3,000	1,969	1,031
Prepaid expenses and deposits	3,942	4,999	(1,057)
Working capital liabilities
Accounts payable	(49,379)	(41,369)	(8,010)
Accrued liabilities	(18,410)	(19,111)	701
Contract liabilities	(5,571)	(1,512)	(4,059)
Total net working capital (excluding cash)	$26,192	$7,557	$18,635

Property, plant and equipment	644,220	633,704	10,516
Total assets	841,547	838,928	2,619

Finance lease obligations(i)	76,341	69,472	6,869
Credit Facility(i)	205,000	220,000	(15,000)
Promissory notes(i)	11,820	12,726	(906)
Financing obligations(i)	59,652	51,118	8,534
Senior debt(ii)	$352,813	$353,316	$(503)
Convertible debentures(i)	55,000	55,000	—
Mortgages(i)	21,071	21,206	(135)
Total debt(ii)	$428,884	$429,522	$(638)
Cash	(31,733)	(43,915)	12,182
Net debt(ii)	$397,151	$385,607	$11,544
Total shareholders' equity	251,888	248,443	3,445
Invested capital(ii)	$649,039	$634,050	$14,989
(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".
As at March 31, 2021, we had $nil in trade receivables that were more than 30 days past due compared to $0.2 million as at December 31, 2020. As at March 31, 2021 and December 31, 2020, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the credit worthiness of our customers. As at March 31, 2021, holdbacks totaled $0.7 million, up from $0.1 million as at December 31, 2020.

Management's Discussion and Analysis March 31, 2021	M-7	North American Construction Group Ltd.

Capital additions

Reconciliation to Statements of Cash Flows	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Purchase of PPE	$29,189	$41,367
Additions to intangibles	311	—
Gross capital expenditures	$29,500	$41,367
Proceeds from sale of PPE	(1,068)	(641)
Change in capital inventory and capital work in progress	(944)	(536)
Capital expenditures, net(i)	$27,488	$40,190
Lease additions	15,023	26,618
Capital additions(i)	$42,511	$66,808
(i)See "Non-GAAP Financial Measures".

Sustaining and Growth Additions	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Sustaining	$27,488	$37,179
Growth	—	3,011
Capital expenditures, net(i)	$27,488	40,190
Sustaining	15,023	886
Growth	—	25,732
Lease additions	$15,023	26,618
Sustaining	42,511	38,065
Growth	—	28,743
Capital additions(i)	$42,511	$66,808
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended March 31, 2021 was $42.5 million ($66.8 million in the prior year). The current quarter spend was fully comprised of sustaining capital additions. The majority of sustaining capital additions during the quarter were incurred during a busy winter season in maintaining the existing fleet. The remaining spending related to the purchase of smaller heavy equipment assets in advance of the upcoming summer construction season. Sustaining capital additions are typically front-weighted in the year primarily for these two reasons (additions in the first quarters of 2020 and 2019 were 39% and 40%, respectively, of full year spending).
Growth capital additions in the period were $nil, as no growth assets were commissioned and entered into service in the period. Growth capital is expected in 2021 with the future commissioning of the Acheson maintenance facility expansion. Included in the prior year amount was growth capital additions of $28.7 million, largely related to the purchase and commissioning of shovels required to fulfill performance obligations under long-term contracts.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2021 was $15.0 million ($0.9 million in the prior year). Our equipment fleet is currently split among owned (60%), finance leased (33%) and rented equipment (7%).
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2020.

Management's Discussion and Analysis March 31, 2021	M-8	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Cash provided by operating activities	$41,938	$48,935
Cash used in investing activities	(21,431)	(41,633)
Cash (used in) provided by financing activities	(32,689)	25,787
(Decrease) increase in cash	$(12,182)	$33,089
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Cash provided by operating activities prior to change in working capital(i)	$60,413	$54,463
Net changes in non-cash working capital	(18,475)	(5,528)
Cash provided by operating activities	$41,938	$48,935
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended March 31, 2021 was $41.9 million, compared to cash provided by operating activities of $48.9 million in for the three months ended March 31, 2020. The decrease in cash flow in the current year period is largely a result of changes to working capital balances shown below, offset by an increase in dividends and advances received from affiliates and joint ventures. Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Accounts receivable	$(28,893)	$8,158
Contract assets	1,425	18,118
Inventories	(2,561)	(2,173)
Contract costs	(1,031)	25
Prepaid expenses and deposits	1,099	223
Accounts payable	8,010	(32,187)
Accrued liabilities	(583)	2,331
Contract liabilities	4,059	(23)
	$(18,475)	$(5,528)
Investing activities
Cash used in investing activities for the three months ended March 31, 2021 was $21.4 million, compared to cash used in investing activities of $41.6 million for the three months ended March 31, 2020. Current period investing activities largely relate to $29.2 million for the purchase of property, plant and equipment, partially offset by $1.1 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $41.4 million for the purchase of property, plant and equipment, partially offset by $0.6 million cash received on the disposal of property, plant and equipment.
Financing activities
Cash used in financing activities during the three months ended March 31, 2021 was $32.7 million, which included $29.2 million of long-term debt repayments, $8.2 million in finance lease obligation repayments and $16.0 million from the share purchase program, offset by $21.7 million in proceeds from long-term debt. Cash provided by financing activities during the three months ended March 31, 2020 was $25.8 million, which included proceeds from long-term debt of $60.4 million, offset by $12.7 million of long-term debt repayments, $9.1 million in finance lease obligation repayments, $6.9 million for purchase of treasury shares and $4.8 million from the share purchase program.

Management's Discussion and Analysis March 31, 2021	M-9	North American Construction Group Ltd.

Free cash flow

	Three months ended
	March 31,
(dollars in thousands)	2021	2020
Cash provided by operating activities	$41,938	$48,935
Cash used in investing activities	(21,431)	(41,633)
Capital additions financed by leases	(15,023)	(26,618)
Add back:
Growth capital additions	—	28,743
Free cash flow(i)	$5,484	$9,427
(i)See "Non-GAAP Financial Measures".
Free cash flow in the quarter of $5.5 million was impacted by the timing of cash collections and spending. As disclosed on the statement of cash flows, changes in working capital balances alone consumed $18.5 million. Excluding these timing impacts, positive cash flow of $14.0 million was generated by the adjusted EBITDA of $61.1 million, offset by sustaining capital of $42.5 million and cash interest paid of $4.6 million. Sustaining maintenance capital is in alignment with the 2021 capital maintenance plan reflecting both the typical heavy first quarter we experience during our busy winter season and the purchase of smaller support equipment in advance of summer construction season ahead.
Contractual obligations
Our principal contractual obligations relate to our long-term debt; finance and operating leases and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2021, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2021 and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2021	2022	2023	2024	2025 and thereafter
Credit Facility(i)	$236,464	$4,916	$6,525	$225,023	$—	$—
Convertible debentures(ii)	68,750	1,375	2,750	2,750	2,750	59,125
Mortgage(iii)	34,499	1,164	1,548	1,544	1,540	28,703
Promissory notes	12,478	3,035	4,047	4,047	1,349	—
Finance leases(iv)	68,811	20,882	22,600	13,928	9,526	1,875
Operating leases(v)	13,732	893	1,062	917	700	10,160
Non-lease components of lease commitments(vi)	1,011	254	401	159	—	197
Financing obligations	63,336	11,717	15,622	15,622	16,024	4,351
Supplier contracts	6,544	6,544	—	—	—	—
Contractual obligations	$505,625	$50,780	$54,555	$263,990	$31,889	$104,411
(i)Our Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(ii)The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year.
(iii)This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 3.05% at March 31, 2021 and is secured by a first security interest on land in Acheson, Alberta.
(iv)Finance leases are net of receivable on heavy equipment operating subleases of $11,440 (2021 - $3,120; 2022 - $4,160; 2023 - $4,160).
(v)Operating leases are net of receivables on subleases of $7,172 (2021 - $2,545; 2022 - $2,638; 2023 - $1,496; 2024 - $493).
(vi)Non-lease components of lease commitments are net of receivables on subleases of $3,455 (2021 - $1,256; 2022 - $1,467; 2023 - $730; 2024 - $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $505.6 million as at March 31, 2021 increased from $498.6 million as at December 31, 2020, primarily due to an increase to financing obligations of $8.9 million and an increase in finance leases of $9.2 million, offset by a decrease to the Credit Facility of $3.4 million and a decrease to supplier contracts of $5.2 million.
We have no off-balance sheet arrangements.

Management's Discussion and Analysis March 31, 2021	M-10	North American Construction Group Ltd.

Credit Facility
On October 8, 2020, we entered into an amendment to our Credit Facility that increased the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $25.0 million subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This expanded facility matures on October 8, 2023, with an option to extend on an annual basis. The amended facility maintains financial covenant thresholds as well as other debt limits.
As at March 31, 2021, the Credit Facility had borrowings of $205.0 million (December 31, 2020 - $220.0 million) and $0.9 million in issued letters of credit (December 31, 2020 - $0.9 million). At March 31, 2021, our borrowing availability under the Credit Facility was $119.1 million (December 31, 2020 - $104.1 million).
Under the terms of the Credit Facility the Senior Leverage Ratio is to be maintained at less than or equal to 3.0:1. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.50:1 for four quarters following the acquisition. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at March 31, 2021, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Debt ratings
On April 1, 2021, S&P Global Ratings ("S&P") reiterated our Company outlook as "stable" and maintained our long-term corporate credit rating at "B+". For a complete discussion on debt ratings, see "Capital Structure and Securities - Debt Ratings" in our most recent AIF for the year ended December 31, 2020.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 26, 2020, there were 29,949,528 voting common shares outstanding, which included 1,855,841 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (29,949,528 common shares, including 1,850,826 common shares classified as treasury shares at March 31, 2021). Additionally, as at March 31, 2021, there were an aggregate of 110,400 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 110,400 common voting shares.
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures
As at March 31, 2021, $55.0 million of the 5.00% convertible debentures remain outstanding (December 31, 2020 - $55.0 million). These convertible debentures mature on March 31, 2026 and are convertible at a price of $26.25, which is equivalent to 38.0952 common shares per $1,000 debentures. Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Management's Discussion and Analysis March 31, 2021	M-11	North American Construction Group Ltd.

On April 6, 2020, the 5.50% convertible debentures issued on March 15, 2017, were redeemed in accordance with their terms. We satisfied the redemption price through the issuance of 4,583,655 common shares. During the three months ended March 31, 2020, a principal amount of $0.4 million was converted into 39,261 common shares.
On March 23, 2020, we entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2.2 million.
In April 2020, an additional swap agreement was entered into with respect to these shares. During the three months ended March 31, 2021, we recognized a realized gain of $6.2 million and an unrealized gain of $0.6 million (unrealized gain at December 31, 2020 of $4.3 million) on this agreement based on the difference between the par value of the converted shares and the market price of our shares at March 31, 2021. This swap agreement is expected to mature in June 2021.
Share purchase program
On March 12, 2020, we commenced a NCIB under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the three months ended March 31, 2021, we purchased and subsequently cancelled 1,076,903 shares under this NCIB, at an average price of $14.86 per share. This resulted in a decrease to common shares of $8.7 million and a decrease to additional paid-in capital of $7.3 million. This completed the NCIB with the maximum number of authorized common shares purchased.
Subsequent to period end, on April 6, 2021, we announced our intention to commence a NCIB to purchase, for cancellation, up to 2,000,000 of our voting common shares, representing 9.7% of the public float and 6.7% of the issued and outstanding common shares as of April 6, 2021. As at April 5, 2021, we had 29,949,528 common shares issued and outstanding. In order to comply with applicable securities laws, we will purchase a maximum of 1,497,476 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 9, 2021 and will terminate no later than April 8, 2022.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2020.
Issued accounting pronouncements not yet adopted
•Debt with conversion and other options
◦In September 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard will be effective January 1, 2022 with early adoption permitted. We are assessing the impact that the adoption of this standard may have on our consolidated financial statements.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at March 31, 2021 and the preceding quarter, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Mar 31, 2021	Dec 31, 2020
Performance obligations per financial statements	$223,527	$126,816
Add: undefined committed volumes	418,573	614,285
Backlog	$642,100	$741,101

Revenue generated from backlog during the three month period	$125,959	$310,278

Management's Discussion and Analysis March 31, 2021	M-12	North American Construction Group Ltd.

Backlog decreased $99.0 million during three months ended March 31, 2021 which compares reasonably to the revenue recognized of $126.0 million. Differences from these metrics related to work the customer has either deferred or cancelled. As at March 31, 2021, we expect that $186.8 million of our backlog reported above will be performed over 2021.
Our equity method investments also have a backlog of which our share was $327.7 million as at March 31, 2021 (December 31, 2020 - $190.3 million ), resulting in a combined backlog of $969.8 million as at March 31, 2021 (December 31, 2020 - $931.4 million).
Non-GAAP financial measures
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income

Management's Discussion and Analysis March 31, 2021	M-13	North American Construction Group Ltd.

margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements net of available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.
We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under

Management's Discussion and Analysis March 31, 2021	M-14	North American Construction Group Ltd.

Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Executive Vice President & Chief Financial Officer concluded that as of March 31, 2021 such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2021 that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Our Business - Health, Safety and Environmental” in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2021, we had 181 salaried employees (March 31, 2020 - 187 salaried employees) and 1,716 hourly employees (March 31, 2020 - 1,314 hourly employees) in our western Canadian operations (excluding employees employed by Nuna). Of the hourly employees, approximately 86% of the employees are union members and work under collective bargaining agreements (March 31, 2020 - 82% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
OUTLOOK
We expect our projected free cash flows for the full year 2021, in the range of $65 to $85 million, to improve our liquidity position over 2021. We maintain our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our diversification and growth objectives.
On April 1, 2020, the Government of Canada announced the Canada Emergency Wage Subsidy program, which was created to help employers prevent further job losses by keeping employees on payroll during the COVID-19 pandemic. Recently, the Government of Canada extended this program to September 2021 and we expect that we will be participating in this for all periods in which we are eligible.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Management's Discussion and Analysis March 31, 2021	M-15	North American Construction Group Ltd.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Our expectation that we will continue to maintain compliance with our financial covenants for at least the next twelve-month period.
•All statements regarding levels of Backlog and the periods of time over which we expect to perform Backlog.
•Our expectation that projected free cash flows for 2021, in the range of $65 to $85 million, will improve liquidity over 2021.
•Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our diversification and growth objectives.
•Our expectation that we will continue to participate in the expanded Canada Emergency Wage Subsidy program.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:
•consistent or improved site access restrictions related to COVID-19 safety protocols;
•oil prices remaining stable and not dropping significantly in 2021;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2020 and in our most recently filed Annual Information Form.

Management's Discussion and Analysis March 31, 2021	M-16	North American Construction Group Ltd.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” above, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2020 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios. We have experienced no material change in market risk as of the quarter ended March 31, 2021. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2020.
Risk Factors Related to COVID-19
While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2020, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2021	M-17	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2021	December 31, 2020
Assets
Current assets
Cash		$31,733	$43,915
Accounts receivable	4	65,266	36,373
Contract assets	5(b)	5,609	7,034
Inventories		21,735	19,174
Prepaid expenses and deposits		3,942	4,999
Assets held for sale		5,006	4,129
Derivative financial instruments		607	4,334
		133,898	119,958
Property, plant and equipment, net of accumulated depreciation of $320,043 (December 31, 2020 – $302,682)		644,220	633,704
Operating lease right-of-use assets		17,055	18,192
Investments in affiliates and joint ventures	7	38,859	44,050
Other assets		7,515	6,617
Deferred tax assets		—	16,407
Total assets		$841,547	$838,928
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	7	$49,379	$41,369
Accrued liabilities		18,410	19,111
Contract liabilities	5(b)	5,571	1,512
Current portion of long-term debt	6	18,338	16,307
Current portion of finance lease obligations		28,905	26,895
Current portion of operating lease liabilities		3,701	4,004
		124,304	109,198
Long-term debt	6	332,095	341,547
Finance lease obligations		47,436	42,577
Operating lease liabilities		13,302	14,118
Other long-term obligations		19,784	18,850
Deferred tax liabilities		52,738	64,195
		589,659	590,485
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2021 - 29,949,528 (December 31, 2020 – 31,011,831))	9(a)	246,545	255,064
Treasury shares (March 31, 2021 - 1,850,826 (December 31, 2020 - 1,845,201))	9(a)	(18,080)	(18,002)
Additional paid-in capital		40,188	46,536
Deficit		(16,765)	(35,155)
Shareholders' equity		251,888	248,443
Total liabilities and shareholders’ equity		$841,547	$838,928
Subsequent event (note 9(c)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2021	2020
Revenue	5	$168,408	$198,817
Project costs	8(b)	50,162	60,117
Equipment costs	8(b)	54,985	71,741
Depreciation		31,198	32,308
Gross profit		32,063	34,651
General and administrative expenses	8(b)	9,396	2,187
(Gain) loss on disposal of property, plant and equipment		(258)	157
Operating income		22,925	32,307
Interest expense, net	10	4,542	5,528
Equity earnings in affiliates and joint ventures	7	(3,469)	(460)
Net realized and unrealized (gain) loss on derivative financial instruments	6(b)	(2,484)	2,210
Income before income taxes		24,336	25,029
Current income tax expense		—	17
Deferred income tax expense		4,950	5,977
Net income and comprehensive income		$19,386	$19,035
Per share information
Basic net income per share	9(b)	$0.68	$0.74
Diluted net income per share	9(b)	$0.62	$0.67
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Equity
Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$180,119
Net income and comprehensive income	—	—	—	19,035	19,035
Dividends ($0.04 per share)	—	—	—	(1,023)	(1,023)
Exercise of stock options	47	—	(18)	—	29
Conversion of convertible debentures	426	—	—	—	426
Share purchase program	(4,802)	—	(18)	—	(4,820)
Purchase of treasury shares	—	(6,948)	—	—	(6,948)
Stock-based compensation	—	1,070	(128)	—	942
Balance at March 31, 2020	$221,637	$(21,789)	$49,755	$(61,843)	$187,760

Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$248,443
Net income and comprehensive income	—	—	—	19,386	19,386
Dividends ($0.04 per share)	—	—	—	(996)	(996)
Exercise of stock options	160	—	(64)	—	96
Share purchase program	(8,679)	—	(7,327)	—	(16,006)
Purchase of treasury shares	—	(78)	—	—	(78)
Stock-based compensation	—	—	1,043	—	1,043
Balance at March 31, 2021	$246,545	$(18,080)	$40,188	$(16,765)	$251,888
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
		March 31,
	Note	2021	2020
Cash provided by (used in)
Operating activities:
Net income and comprehensive income		$19,386	$19,035
Adjustments to reconcile net income to cash from operating activities:
Depreciation		31,198	32,308
Amortization of deferred financing costs	10	206	266
(Gain) loss on disposal of property, plant and equipment		(258)	157
Net realized and unrealized (gain) loss on derivative financial instruments		(2,484)	2,210
Stock-based compensation expense (benefit)		2,374	(6,863)
Equity earnings in affiliates and joint ventures	7	(3,469)	(460)
Dividends and advances received from affiliates and joint ventures	7	8,598	1,431
Other adjustments to cash from operating activities		(88)	402
Deferred income tax expense		4,950	5,977
Net changes in non-cash working capital	11(b)	(18,475)	(5,528)
		41,938	48,935
Investing activities:
Purchase of property, plant and equipment		(29,189)	(41,367)
Additions to intangible assets		(311)	—
Proceeds on disposal of property, plant and equipment		1,068	641
Investment in affiliates and joint ventures	7	—	(1,627)
Net repayments of loans to affiliates and joint ventures		790	720
Settlement of derivative financial instrument	6(b)	6,211	—
		(21,431)	(41,633)
Financing activities:
Proceeds from long-term debt	6	21,700	60,368
Repayment of long-term debt	6	(29,207)	(12,723)
Repayment of finance lease obligations		(8,154)	(9,089)
Dividend payment	9(d)	(1,040)	(1,030)
Proceeds from exercise of stock options		96	29
Share purchase program	9(c)	(16,006)	(4,820)
Purchase of treasury shares	9(a)	(78)	(6,948)
		(32,689)	25,787
(Decrease) increase in cash		(12,182)	33,089
Cash, beginning of period		43,915	5,544
Cash, end of period		$31,733	$38,633
Supplemental cash flow information (note 11(a))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the “Company”) was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada and United States, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.
The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. Mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Recent accounting pronouncements not yet adopted
Debt with conversion and other options
In September 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06, Debt - Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	March 31, 2021	December 31, 2020
Trade	$46,868	$23,692
Holdbacks	653	64
Accrued trade receivables	11,965	8,445
Contract receivables	$59,486	$32,201
Other	5,780	4,172
	$65,266	$36,373
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-5	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2021	2020
Revenue by source
Operations support services	$152,539	$192,376
Construction services	15,869	6,441
	$168,408	$198,817
Revenue by commercial terms
Time & Materials	$77,938	$101,853
Unit price	90,470	96,964
	$168,408	$198,817
Timing of revenue recognized
As-invoiced	$80,993	$144,182
Cost-to-cost percent complete	87,415	54,635
	$168,408	$198,817
b) Contract balances
Contract assets:

	Three months ended
	March 31,
	2021	2020
Balance, beginning of period	$7,034	$19,193
Transferred to receivables from contract assets recognized at the beginning of the period	(7,034)	(18,796)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	5,589	499
Increases as a result of work completed, but not yet an unconditional right to consideration	20	179
Balance, end of period	$5,609	$1,075
Contract liabilities:

	Three months ended
	March 31,
	2021	2020
Balance, beginning of period	$1,512	$23
Revenue recognized that was included in the contract liability balance at the beginning of the period	(1,512)	(23)
Increases due to cash received, excluding amounts recognized as revenue during the period	5,571	—
Balance, end of period	$5,571	$—
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2021 (excluding the three months ended March 31, 2021)	$186,799
2022	10,914
2023	10,914
2024	8,605
2025	6,295
$223,527

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-6	North American Construction Group Ltd.

6. Long-term debt

	Note	March 31, 2021	December 31, 2020
Credit Facility	6(a)	$205,000	$220,000
Convertible debentures	6(b)	55,000	55,000
Mortgages		21,071	21,206
Financing obligations	6(c)	59,652	51,118
Promissory notes		11,820	12,726
Unamortized deferred financing costs		(2,110)	(2,196)
		$350,433	$357,854
Less: current portion of long-term debt		(18,338)	(16,307)
		$332,095	$341,547
a) Credit Facility
On October 8, 2020 the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that increased allowed borrowing under the revolving loan ("Revolver") to $325.0 million with the ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. As at March 31, 2021, the Company did not exceed these limits.
As at March 31, 2021, there was $0.9 million (December 31, 2020 - $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $119.1 million (December 31, 2020 - $104.1 million).
As at March 31, 2021, there was $14.0 million in borrowing availability under finance lease obligations (December 31, 2020 - $29.4 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations.
The Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. The financial covenants consist of senior leverage and fixed charge coverage ratios. As at March 31, 2021, the Company was in compliance with its financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt / Bank EBITDA Ratio. Total Debt is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property, excluding the Company's first securities interest on the mortgage.
b) Convertible debentures
On March 20, 2019, the Company issued $55.0 million in aggregate principal amount of 5.00% convertible debentures which mature on March 31, 2026 and may be converted into common shares at the option of the holder at a conversion price of $26.25 per common share, which is equivalent to 38.0952 common shares per $1,000 principal amount of the debentures. Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year. As at March 31, 2021, $55.0 million of the 5.00% convertible debentures remain outstanding (December 31, 2020 - $55.0 million).
The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
On April 6, 2020, the 5.50% convertible debentures issued on March 15, 2017 were redeemed in accordance with their terms. The Company satisfied the redemption price through the issuance of 4,583,655 common shares. During the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-7	North American Construction Group Ltd.

On March 23, 2020 the Company entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210.
In April 2020, an additional swap agreement was entered into with respect to these shares. During the three months ended March 31, 2021, the Company recognized a realized gain of $6,211 and an unrealized gain of $607 (unrealized gain at December 31, 2020 of $4,334) on this agreement based on the difference between the par value of the converted shares and the market price of the Company's shares at March 31, 2021. This swap agreement is expected to mature in June 2021.
c) Financing obligations
The Company accounts for sale-leaseback transactions where control of the asset does not transfer as a financing transaction rather than a finance lease. During the three months ended March 31, 2021, the Company recorded new financing obligations of $11,700. The finance contracts expire February 2026 and bear interest at 2.23%. The finance obligations are secured by the corresponding property, plant and equipment.
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest	Consolidation
Nuna Group of Companies
1229181 B.C Ltd.	49%	Equity method
North American Nuna Joint Venture	50%	Equity method
Nuna East Ltd.	37%	Equity method
Nuna Pang Contracting Ltd.	37%	Equity method
Nuna West Mining Ltd.	49%	Equity method
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2021	2020
Balance, beginning of the period	$44,050	$42,908
Additions	362	2,297
Share of net income	3,469	460
Dividends and advances received from affiliates and joint ventures	(8,598)	(1,431)
Other adjustments	(424)	1,352
Balance, end of the period	$38,859	$45,586
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

	March 31, 2021	December 31, 2020
Assets
Current assets	$44,798	$51,727
Non-current assets	36,314	40,858
Total assets	$81,112	$92,585
Liabilities
Current liabilities	$29,058	$24,200
Non-current liabilities	13,195	24,335
Total liabilities	$42,253	$48,535

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-8	North American Construction Group Ltd.

The following table provides the material balance sheet balances with North American Nuna Joint Venture, NL Partnership and its affiliates. Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment.

	March 31, 2021	December 31, 2020
Accounts payable	348	5,296
Statements of Operations and Comprehensive Income

	Three months ended
	March 31,
	2021	2020
Revenues	$25,199	$10,398
Gross profit	5,243	2,395
Income before taxes	3,543	613
Net income and comprehensive income	3,469	460
8. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures in other assets, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	55,000	53,488	55,000	52,250
Financing obligations	Level 2	59,652	57,992	51,118	49,938
b) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related have been reviewed and assessed to reflect changes in market conditions and operating activities.
In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including in Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown.
The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. Should the pandemic worsen, the Company could be subject to additional or continued adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.
The ultimate duration and magnitude of these impacts on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-9	North American Construction Group Ltd.

monitor the situation and has taken steps to mitigate the likelihood of occurrence of the events described above. The Company is actively managing both variable and fixed operating costs during this crisis. Sustaining capital maintenance costs are variable in nature and the Company continues monitor these expenditures closely.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the three months ended March 31, 2021, the Company recognized $5,776 of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $3,801, $1,701 and $274, respectively.
The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. For clarity, revenues from these investments are not included in consolidated revenue.
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2021	2020
Customer A	41%	32%
Customer B	36%	31%
Customer C	21%	14%
Customer D	—%	21%
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2020	31,011,831	(1,845,201)	29,166,630
Issued upon exercise of stock options	14,600	—	14,600
Retired through share purchase program	(1,076,903)	—	(1,076,903)
Purchase of treasury shares	—	(5,625)	(5,625)
Issued and outstanding as at March 31, 2021	29,949,528	(1,850,826)	28,098,702
b) Net income per share

	Three months ended
	March 31,
	2021	2020
Net income available to common shareholders	$19,386	$19,035
Interest from convertible debentures (after tax)	588	1,033
Unrealized loss on derivative financial instrument	—	2,210
Diluted net income available to common shareholders	$19,974	$22,278

Weighted-average number of common shares	28,328,560	25,600,632
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,850,486	1,885,837
Dilutive effect of stock options	86,593	126,552
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	—	3,558,065
Weighted-average number of diluted common shares	32,360,875	33,266,322

Basic net income per share	$0.68	$0.74
Diluted net income per share	$0.62	$0.67
For the three months ended March 31, 2021 and 2020 all securities were dilutive.

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-10	North American Construction Group Ltd.

c) Share purchase program
On March 12, 2020, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the three months ended March 31, 2021, the Company purchased and subsequently cancelled 1,076,903 shares under this NCIB, which resulted in a decrease of common shares of $8,679 and an decrease to additional paid-in capital of $7,327. This completed the NCIB with the maximum number of authorized common shares purchased.
Subsequent to period-end, on April 6, 2021, the Company announced its intention to commence a NCIB to purchase, for cancellation, up to 2,000,000 of its voting common shares, representing 9.7% of the public float and 6.7% of the issued and outstanding common shares as of April 6, 2021. In order to comply with applicable securities laws, the Company will purchase a maximum of 1,497,476 Common Shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB commenced on April 9, 2021 and will terminate no later than April 8, 2022.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023
Q2 2020	May 5, 2020	0.04	May 29, 2020	July 3, 2020	1,162
Q3 2020	July 28, 2020	0.04	August 31, 2020	October 2, 2020	1,156
Q4 2020	October 27, 2020	0.04	November 30, 2020	January 8, 2021	1,040
Q1 2021	February 16, 2021	0.04	March 4, 2021	April 9, 2021	1,123
10. Interest expense, net

	Three months ended
	March 31,
	2021	2020
Credit Facility	$1,908	$2,640
Convertible debentures	678	1,213
Finance lease obligations	627	858
Mortgages	244	257
Promissory notes	107	193
Financing obligations	380	125
Amortization of deferred financing costs	206	266
Interest expense	$4,150	$5,552
Other interest expense (income)	392	(24)
	$4,542	$5,528

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-11	North American Construction Group Ltd.

11. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2021	2020
Cash paid during the period for:
Interest	$4,560	$6,249
Cash received during the period for:
Interest	38	23
Operating subleases included in cash from operations	2,243	888
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	15,023	26,618
Increase in assets held for sale, offset by property, plant and equipment	1,240	5,055
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	(362)	(670)
Non-cash working capital exclusions:
Net decrease in accounts receivable relating to other adjustments to investments in affiliates and joint ventures	—	(911)
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	223	294
Net increase in accrued liabilities related to the current portion of deferred stock units liability	(149)	(68)
Net decrease in accrued liabilities related to dividend payable	44	7
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended
	March 31,
	2021	2020
Operating activities:
Accounts receivable	$(28,893)	$8,158
Contract assets	1,425	18,118
Inventories	(2,561)	(2,173)
Contract costs	(1,031)	25
Prepaid expenses and deposits	1,099	223
Accounts payable	8,010	(32,187)
Accrued liabilities	(583)	2,331
Contract liabilities	4,059	(23)
	$(18,475)	$(5,528)

Interim Consolidated Financial Statements (Unaudited) March 31, 2021	F-12	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2021.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2021 and ended on March 31, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 28, 2021

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended March 31, 2021.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2021 and ended on March 31, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: April 28, 2021

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer